

Celeste Rajczi · 2nd

 **The Gap Year Girls**

Co-Founder & CEO at The Gap Year Girls

San Francisco Bay Area · 384 connections · **Contact info**

Featured



Sample Video: Lesson 15 from "The Intentional Gap Year"
YouTube

1 of 25 videos presented in the workshop



**As a Gap Year Girl, how do you take permissi...
live an A+ life? The Intentional Gap Year**
YouTube

Promo video for The Gap Year Girls. Introduce...
five core principles: Awareness, Acceptance,...

Experience





Co-Founder / CEO
The Gap Year Girls
Apr 2018 – Present · 2 yrs 8 mos

The goal of the Gap Year Girls is to empower women to take intentional time off (even if taken for less than an hour each day), enabling us to understand who we are and what we truly desire, and ultimately, helping us to move fearlessly forward in life becoming the women we want to be.



Volunteer Coach
Girls on the Run of the Bay Area
Mar 2013 – Mar 2014 · 1 yr 1 mo

After participating in the program for 6 years as a young girl, I returned as a volunteer Girls On The Run Coach to support their after-school program being offered at my local elementary school.

As a coach, I worked with my team to facilitate an experience that helped our girls get a better understanding of who they are and what's important to them, explore the importance of teamwork and healthy relationships, and understand how they can positively connect with and shape the world.

Physical activity is woven into the program to inspire an appreciation of fitness and to build habits that lead to a lifetime of health. At the end of each three-month session, I support the girls to participate in a Girls on the Run 5K event. This celebratory, non-competitive event is th culminating experience of the curriculum. Assisting in their completion of the 5K gives the girls a tangible understanding of the confidence that comes through accomplishment as well as a framework for setting and achieving life goals.

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Licenses & certifications



Certified Health and Life Coach
Health Coach Institute



Wilderness First Responder
NOLS Wilderness Medicine

Volunteer experience



Student Volunteer

Amigos de las Americas (AMIGOS)
Jun 2013 – Aug 2013 • 3 mos

Lived remotely with a host family in Azuay, Ecuador, and performed full-time volunteer tasks to support members of my local community.



Student Volunteer
Projects Abroad
Oct 2014 – Feb 2015 • 5 mos

Participated as a gap year student volunteer in various human rights and wildlife conservation projects across Ghana, South Africa, and Peru.

Skills & endorsements

Life Coach · 3

Amy Bencomo and 2 connections have given endorsements for this skill

Curriculum Development · 2

Amy Bencomo and 1 connection have given endorsements for this skill

Personal Development · 2

Amy Bencomo and 1 connection have given endorsements for this skill

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Recommendations

Received (1) Given (1)



Lynan Saperstein
We market boutique hotels + retreat centers to increase bookings/leads with innovative luxury websites & social strategy
June 12, 2019, Lynan worked with Celeste but at different companies

Celeste is a highly intelligent and business savvy young wo
World-travel and life experience, along with her innate curic
for learning and magnetic personality has molded her in a b
counselor, guide and creative social-impact entrepreneur tl
can guarantee will change the world. Her sensitive so... See

Accomplishments

2 **Languages**

English · Spanish

1 **Honor & Award**

Startup Weekend San Jose Inclusive Education (InclusivEd) 2019 - 1st Place

1 **Project**

The Intentional Gap Year

Interests

 **Melinda Gates** in
Co-chair of the Bill & Melinda Gates Fo...
5,326,128 followers

 **Harvard Business Review**
11,552,480 followers

 **Sara Blakely** in
Founder and CEO of SPANX
1,018,636 followers

 **Girls on the Run International**
16,519 followers

 **University of California**
54,512 followers

 **Reshma Saujani** in
Founder and CEO of Girls Who Code
75,370 followers

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